

SEC 07006432 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASTLEWOOD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 WEST JACKSON BOULEVARD, 20TH FLOOR
(No. and Street)

CHICAGO (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRIS PERZ 312-692-5075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAVID & BERNSTEIN LLP
(Name – *if individual, state last, first, middle name*)

230 WEST MONROE STREET, SUITE 330 (Address) CHICAGO (City) IL (State) 60606 (Zip Code)

PROCESSED
MAY 17 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 08 2007
BRANCH OF REGISTRATIONS AND 02 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___FRED GOLDMAN___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___CASTLEWOOD SECURITIES, LLC___, as of ___DECEMBER 31___, 20_06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

Signature

___CHIEF FINANCIAL OFFICER___
Title


OFFICIAL SEAL
MARY NOVOTNY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 1-25-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAVID &
BERNSTEIN LLP
Certified Public Accountants

- John V. Basso, CPA
- William H. Brock, CPA
- Mark T. Jason, CPA
- Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Castlewood Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Castlewood Securities, LLC (the Company) as of December 31, 2006, and the related statements of operations and changes in members' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ravid & Bernstein LLP

February 27, 2007

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

CASTLEWOOD SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$ 3,401
Due from broker / clearing organization	190,603
Marketable securities	40,027
	$ 234,031

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses	$ 3,636
Members' Capital	230,395
	$ 234,031

See Notes to Financial Statements.

CASTLEWOOD SECURITIES, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2006

REVENUES:		
Commission income, net	$ 2,704	
Interest income	8,705	
Unrealized loss on investments	(5,707)	
Total Revenues		$ 5,702
EXPENSES:		
Exchange fees/costs	5,434	
Professional fees	3,375	
Miscellaneous expense	5,713	
Total Expenses		14,522
NET LOSS		(8,820)
MEMBERS' CAPITAL, BEGINNING OF YEAR		234,415
CAPITAL CONTRIBUTIONS		4,800
CAPITAL WITHDRAWALS		-
MEMBERS' CAPITAL, END OF YEAR		$ 230,395

See Notes to Financial Statements.

CASTLEWOOD SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

OPERATING ACTIVITIES:		
Net loss	$ (8,820)	
Adjustments for items not affecting cash flows:		
Unrealized loss on investments	5,707	
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivables	700	
Increase in balance due from broker	(8,705)	
Decrease in accrued expenses	(364)	
Net cash used in operating activities		$ (11,482)
FINANCING ACTIVITIES:		
Capital contributions	4,800	
Net cash provided by financing activities		4,800
NET DECREASE IN CASH		(6,682)
CASH, BEGINNING OF YEAR		10,083
CASH, END OF YEAR		$ 3,401
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest		$ -

See Notes to Financial Statements.

1. Organization:

Castlewood Securities, LLC ("Company") is a wholly owned subsidiary of Equitec Group, LLC. The Company was organized under the Limited Liability Company Act of Illinois on April 7, 1998 and approved as a National Association of Securities Dealers (NASD) member on January 5, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC).

2. Significant Accounting Policies:

The Company maintains its cash in accounts at banks and other financial institutions which may be insured by government agencies up to specified limits. The accounts, at times, exceeded insured limits, but the Company has not experienced any losses on such accounts.

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis.

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the income (loss) of the Company. The Company is subject to Illinois Replacement tax.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10 to 1).

3. Net Capital Requirements – continued:

Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital of $224,391, which was $124,391 in excess of its required minimum net capital of $100,000.

4. Principal Transaction Revenues:

During 2006, the Company's principal transaction revenues consisted of commissions received from related parties in the amount of $2,367.

5. Marketable Securities:

As a registered NASD broker-dealer, the Company has made an investment in The NASDAQ Stock Market, Inc. by purchasing shares of its common stock. The shares are stated at market value.

6. Regulatory Examination:

The SEC and NASD are conducting a regulatory investigation of the Company relating to trading activity. Subsequent to December 31, 2006, the NASD proposed a tentative settlement, providing for a total payment of $658,000. At this time, management has not determined how it will respond to the proposal. In the event that a monetary settlement is reached, management will arrange for an appropriate infusion of member capital.

CASTLEWOOD SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total members' capital, end of year	$ 230,395
Less:	
Non-allowable assets	-
Haircut on marketable securities	(6,004)
NET CAPITAL	224,391
Minimum capital requirement	100,000
EXCESS NET CAPITAL	$ 124,391
EXCESS NET CAPITAL AT 1000%	$ 224,027

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ 3,636
Ratio: Aggregate indebtedness to Net Capital	1.62% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2006.

RAVID & BERNSTEIN LLP

Certified Public Accountants

◆ John V. Basso, CPA
◆ William H. Brock, CPA
◆ Mark T. Jason, CPA
◆ Phillip C. Ravid, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

The Members
Castlewood Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Castlewood Securities, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

230 West Monroe Street ◆ Suite 330 ◆ Chicago, IL 60606 ◆ Tel. 312/782 4710 ◆ Fax 312/782 4711

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ravid & Bernstein LLP

February 27, 2007

END